ROBERT BRANTL, ESQ.

52 Mulligan Lane

Irvington, NY 10533

914-693-3026

April 19, 2007

Via Edgar

Cecilia D. Blye

Securities and Exchange Commission

Office of Global Security Risk

100 F Street, N.E.

Washington, DC 20549

Re:  China Stationery and Office Supply, Inc.

       Form 10-KSB for the fiscal year ended September 30, 2005

       Filed December 22, 2005

       Form 8-K filed June 2, 2006

       File No. 0-49819

Dear Ms. Blye:

I am counsel to China Stationery and Office Supply, Inc. (formerly known as Dickie Walker Marine, Inc.).  I am writing in response to the Staff’s comment letter to China Stationery dated December 29, 2006.  The staff’s comments are transcribed below, followed by China Stationery’s responses.

General

1.

We note the disclosure on page 3 of the above-referenced Form 8-K filed by your predecessor that Ningbo Binbin Stationery Co. Ltd., of which you own 90% of the capital stock, has dealers and agents in over 30 countries and regions, including Iran.  Iran is identified by the U.S. State Department as a state sponsor of terrorism, and is subject to U.S. economic sanctions and export controls.  The Form 8-K does not include any information about your business in Iran.  Please describe for us your past, current, and any anticipated operations in, and other contacts with Iran, whether through subsidiaries or other direct or indirect arrangements.  Your response should describe any agreements, commercial arrangements or other contracts with the government of Iran or entities controlled by that government.

1.

Ningbo Binbin Stationery Co., Ltd., a subsidiary of China Stationery that is organized under the laws of the People’s Republic of China and located in China, has in the past two years sold products to five entities located in Iran.  Each of its Iranian customers is a private company with no known relationship to state-owned or controlled entities.

The five Iranian customers are identified below, together with the sales by Ningbo Binbin to them in 2006 and 2005, as well as the percentage of total Ningbo Binbin sales represented.

Mehdi Fazlollah Tafreshi

No. 114, 1st Golestan, Saghdoosh St., Banihashem Sq.

Tehran, Iran

2006:  $134,552 (0.52% of total sales)

2005:  $112,142 (0.30% of total sales)

Dubai-UAE Transtto Bushehr-Iran Royal Life Trading LLC

2006:  87,226 (0.33%)

2005:  None

Ansar Trading Co.

No. 2 Second Floor, Moshtarak Market, Masjed Jame Street

Ahangaran Bazar, 15 Kordad Road

Tehran, Iran

2006:  66,940 (0.26%)

2005:  312,793 (0.84%)

Milan Co./Iran

Mirdamad Blvd., Kazeroon Street – Najm Abadi St.

No. 1/19 3rd Floor

Tehran, Iran

2006:  $21,623 (0.08%)

2005:  None

Asia Kala Pajouh Co., Ltd.

Unit 10, No. 3, Adaee St., Mahnaz St.

Tehran, Iran

2006:  $22,407 (0.09%)

2005:  None.

Iran is not a major area of focus for Ningbo Binbin. The five Iranian companies that placed orders with Ningbo Binbin in 2006 provided $332,749 in revenues, representing 1.27% of total sales. In 2005, two Iranian customers provided $424,935, represented 1.14% of total sales.  The Company anticipates maintaining current relationships with its Iranian customers and engaging further customers in the future based upon the size of the purchase order and the credit worthiness of the prospective customer. Ningbo Binbin maintains no long term direct or indirect contracts with its Iranian customers. Rather it receives purchase orders on an intermittent basis.  Ningbo Binbin maintains no agreements or contracts with the government of Iran or entities controlled by its government.

2.

      Please discuss the materiality of the operations or other contacts described in response to the foregoing comment, and whether they constitute a material investment risk for your security holders.  You should address materiality in quantitative terms, including the dollar amounts of any associated revenues, assets and liabilities.  Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.

We note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism.  The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S. – designated state sponsors of terrorism.  The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries.  Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran.

Your qualitative materiality analysis also should address whether, and the extent to which, the Iranian government or entities controlled by the Iranian government have received cash or acted as intermediaries in connection with your operations.

2.

As noted in response to Comment #1, Ningbo Binbin’s sales to Iranian customers are not material to its financial results on a quantitative basis, representing less than 1.3% of its gross revenues.

China Stationery does not believe that qualitative factors make Ningbo Binbin’s sales to Iranian customers a material risk to investors.  The Company’s conclusion is based on the following factors:

-

Ningbo Binbin does not sell any product to the Government of Iran or agencies of the Government of Iran.  Neither the Iranian government nor entities controlled by the Iranian government have received cash or acted as intermediaries in connection with the operations of Ningbo Binbin.

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The products that Ningbo Binbin sells to its Iranian customers are office supplies that are, as such, politically neutral.

-

The securities of China Stationery are not suitable for investment by pension funds or other institutions of the sort mentioned in the comment.  So state restrictions on investments by state agencies will not affect the securities of China Stationery for the foreseeable future.

-

The executive offices and manufacturing and sales facilities of China Stationery are located in the People’s Republic of China.  All members of management of China Stationery are citizens of the People’s Republic of China.  The People’s Republic of China carries on close diplomatic and commercial relationships with Iran.  Investors whose investment decision would be affected by anti-Iranian sentiment are also not likely to invest in a Chinese enterprise such as China Stationery.

3.

      We note the disclosure on page 3 of the above-referenced Form 8-K that Ningbo

Binbin Stationery Co. Ltd. also has dealers and agents in “Korea.”  Please confirm for us, if true, that by “Korea” you mean South Korea.

3.

The Korea referred to in the 8-K is South Korea.

Sincerely,

/s/ Robert Brantl

Robert Brantl

RB:rk

ACKNOWLEDGEMENT

The undersigned, as Chief Executive Officer of China Stationery and Office Supply, Inc., hereby acknowledges that:

-

China Stationery and Office Supply is responsible for the adequacy and accuracy of the disclosure in the filings;

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Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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China Stationery and Office Supply may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours.

/s/ Wei Chenghui

Wei Chenghui, Chief Executive Officer